United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Start of operation of the first ore carrier vessel equipped with rotor sails, which aim to increase energy efficiency and reduce emissions

Rio de Janeiro, May 13th, 2021 – Vale S.A. (“Vale”) informs that the first Guaibamax vessel equipped with a rotor sails system at Vale's service will start operating in the coming days.

The vessel, with a cargo capacity of 325 thousand tons of iron ore and pellets, has five rotor sails installed, which will allow an efficiency gain of up to 8% and a consequent emission reduction of up to 3.4 thousand tons of CO2 equivalent per vessel per year. In case the project proves to be efficient, it is estimated that at least 40% of the fleet at Vale’s service will be able to use the technology.

The start of operation of vessels equipped with rotor sails is part of Vale's portfolio of initiatives in shipping, which also includes the Air Lubrication technology and the adoption of multi-fuel vessels. These actions contribute to achieving the commitment to reduce 15% of net Scope 3 emissions by 2035. Additionally, Vale seeks to reduce its absolute Scope 1 and 2 emissions by 33% by 2030 and achieve neutrality by 2050, in line with the Paris Agreement, leading the evolution process towards low carbon mining.

Rotor sails technology

The rotor sails are cylindrical rotors, four meters in diameter and 24 meters high. In contact with the rotating sail, the air starts to move at different speeds along its surface, resulting in a pressure variation that in turn propels the vessel forward, in an effect similar to that of spinning football, tennis and golf balls, which curve in flight, a phenomenon known as “the Magnus effect”.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

By:	/s/ Ivan Fadel
Date: May 13, 2021	Head of Investor Relations